P.O. Box 2600

Valley Forge, PA 19482-2600 610-503-1359 tiina_vaisanen@vanguard.com

March 23, 2021

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing 100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Bond Index Funds (the "Trust")

File No. 33-06001

Post-Effective Amendment No. 89

Dear Ms. Larkin:

This letter responds to your comments provided on March 9, 2021, on the above referenced post-effective amendment. The comments apply to Vanguard Ultra-Short Bond ETF, a new series of the Trust (the "Fund"):

Comment 1: Principal Investment Strategies

Comment: Please clarify that the high-quality and medium-quality securities referenced in the Principal Investment Strategies are investment-grade securities.

Response:	The disclosure has been revised accordingly.

Comment 2: Principal Investment Strategies

Comment: Please confirm if the policy to invest at least 80% of the Fund's assets in fixed income securities under normal circumstances (the "80% Policy") applies to "net assets, plus the amount of any borrowings for investment purposes" as is required by Rule 35d-1.

Response:	We have confirmed the comment, but for consistency purposes we do not plan to modify the disclosure.

Comment 3: Principal Investment Strategies

Comment: The Staff notes that the Fund's name contains the term "bond." Please consider modifying the Fund's 80% Policy to align with the Fund's name.

Response:	We respectfully acknowledge the comment. However, we decline to modify the disclosure. Our view is that investors consider the terms "bond" and "fixed income

Lisa N. Larkin, Esq.

March 23, 2021

security" to be interchangeable, and therefore we do not believe the Fund's name is misleading.

Comment 4: Principal Risks

Comment:	Please consider including as principal risks call risk and prepayment risk.
Response:	The disclosure has been revised accordingly.

Please contact me at 610-503-1359 or tiina_vaisanen@vanguard.com with any questions or concerns regarding the above.

Sincerely,

/s/ Tiina Vaisanen

Tiina Vaisanen

Associate Counsel

The Vanguard Group, Inc.